                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER: 0-1532


     A. Full title of the plan and the address of the plan, if different than that of the issuer named below:

                      MARSH SUPERMARKETS,INC. 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            MARSH SUPERMARKETS, INC.
                           9800 CROSSPOINT BOULEVARD
                          INDIANAPOLIS, INDIANA 46256

                       FINANCIAL STATEMENTS AND EXHIBITS


     The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:


                         Report of Independent Auditors

     Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1997 and December 31, 1996

Statement of Changes in Net Assets Available for Benefits,with Fund Information for the Years Ended December 31, 1997 and December 31, 1996

                         Notes to Financial Statements

                                   Schedules

                        Consent of Independent Auditors


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            MARSH SUPERMARKETS, INC. 401(k) PLAN



                                            By: /s/ P. Lawrence Butt
                                               ---------------------------------
                                                P. Lawrence Butt, Secretary
                                                Retirement Committee


June 25, 1998

                                  Financial Statements and Schedules

                                  Marsh Supermarkets, Inc. 401(k) Plan


                                  Years ended December 31, 1997 and 1996
                                    with Report of Independent Auditors

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1997 and 1996





                                    CONTENTS


Report of Independent Auditors ..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................4
Notes to the Financial Statements............................................6

Schedules

Schedule of Assets Held for Investment Purposes ............................11
Schedule of Reportable Transactions ........................................12


                         Report of Independent Auditors




Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                Ernst & Young LLP

June 12, 1998

                      Marsh Supermarkets, Inc. 401(k) Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                               December 31, 1997


                                                                                 Victory
                                        Fidelity                    Templeton   Investment                   Marsh
                                        Magellan      Fidelity      Foreign      Quality     EB MaGIC        Stock
                                          Fund       Contrafund      Fund       Bond Fund      Fund          Fund
                                      ---------------------------------------------------------------------------------
ASSETS
Investments, at fair value: (Note 3)
   Money market funds                  $         -   $        -   $        -   $        -   $        -    $  143,234
   Marsh stock                                   -            -            -            -            -     9,634,550
   Mutual funds                         10,662,552    2,385,992    1,199,777    4,023,375            -             -
   Common/collective trust                       -            -            -            -    1,713,327             -
   Loans to participants                         -            -            -            -            -             -
                                      --------------------------------------------------------------------------------
   Total investments                    10,662,552    2,385,992    1,199,777    4,023,375    1,713,327     9,777,784

Receivables and other assets:
   Employee contributions                   54,280       12,146        6,108       20,482        8,722        49,775
   Employer contributions                        -            -            -            -            -        30,250
   Interest and dividends
    receivable                                   -            -            -            -            -           487
                                      --------------------------------------------------------------------------------
                                            54,280       12,146        6,108       20,482        8,722        80,512
                                      --------------------------------------------------------------------------------
   Total assets                         10,716,832    2,398,138    1,205,885    4,043,857    1,722,049     9,858,296

LIABILITIES
Due to (from) brokers                      (21,645)      21,555        9,798       (8,228)           -             -
                                      --------------------------------------------------------------------------------
Net assets available for
  benefits                             $10,738,477   $2,376,583   $1,196,087   $4,052,085   $1,722,049    $9,858,296
                                      ================================================================================





                                            Participant
                                               Loans        Total
                                            ------------------------
ASSETS
Investments, at fair value: (Note 3)
   Money market funds                        $      -   $   143,234
   Marsh stock                                      -     9,634,550
   Mutual funds                                     -    18,271,696
   Common/collective trust                          -     1,713,327
   Loans to participants                      634,033       634,033
                                             -----------------------
   Total investments                          634,033    30,396,840

Receivables and other assets:
   Employee contributions                           -       151,513
   Employer contributions                           -        30,250
   Interest and dividends
    receivable                                      -           487
                                             -----------------------
                                                    -       182,250
                                             -----------------------
   Total assets                               634,033    30,579,090

LIABILITIES
Due to (from) brokers                               -         1,480
                                             -----------------------
Net assets available for
  benefits                                   $634,033   $30,577,610
                                             =======================


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

     Statements of Net Assets Available for Benefits, with Fund Information
                                  (continued)

                                December 31, 1996


                                                                                              Victory
                                               Fidelity                      Templeton      Investment                     Marsh
                                               Magellan        Fidelity       Foreign         Quality     EB MaGIC         Stock
                                                 Fund         Contrafund        Fund         Bond Fund      Fund           Fund
                                            ----------------------------------------------------------------------------------------
ASSETS
Investments, at fair value: (Note 3)
    Money market funds                        $        -     $        -       $      -      $        -   $        -     $   61,533
    Marsh stock                                        -              -              -               -            -      6,876,246
    Mutual funds                               7,351,236      1,231,780        788,788       3,300,441            -              -
    Common/collective trust                            -              -              -               -    1,244,207              -
    Loans to participants                              -              -              -               -            -              -
                                            ----------------------------------------------------------------------------------------
    Total investments                          7,351,236      1,231,780        788,788       3,300,441    1,244,207      6,937,779

Receivables and other assets:
    Employee contributions                        48,550          8,135          5,209          21,797        8,217         45,819
    Employer contributions                             -              -              -               -            -         25,633
    Interest and dividends receivable                 10              1              -               -            1            237
                                            ----------------------------------------------------------------------------------------
                                                  48,560          8,136          5,209          21,797        8,218         71,689
                                            ----------------------------------------------------------------------------------------
    Total assets                               7,399,796      1,239,916        793,997       3,322,238    1,252,425      7,009,468

LIABILITIES
Refunds of excess contributions
    due to participants                           11,988          8,706          4,564          10,858        7,783          5,280
Due to brokers                                   (22,495)        21,879          3,606          (2,558)      (2,046)        54,979
                                            ----------------------------------------------------------------------------------------
    Total liabilities                            (10,507)        30,585          8,170           8,300        5,737         60,259
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits             $7,410,303     $1,209,331       $785,827      $3,313,938   $1,246,688     $6,949,209
                                            ========================================================================================



                                                  Participant
                                                     Loans          Total
                                            --------------------------------
ASSETS
Investments, at fair value: (Note 3)
    Money market funds                            $       -    $    61,533
    Marsh stock                                           -      6,876,246
    Mutual funds                                          -     12,672,245
    Common/collective trust                               -      1,244,207
    Loans to participants                           452,400        452,400
                                            -------------------------------
    Total investments                               452,400     21,306,631

Receivables and other assets:
    Employee contributions                                -        137,727
    Employer contributions                                -         25,633
    Interest and dividends receivable                     -            249
                                            -------------------------------
                                                          -        163,609
                                            -------------------------------
    Total assets                                    452,400     21,470,240

LIABILITIES
Refunds of excess contributions
    due to participants                                   -         49,179
Due to brokers                                            -         53,365
                                            -------------------------------
    Total liabilities                                     -        102,544
                                            -------------------------------
Net assets available for benefits                  $452,400    $21,367,696
                                            ===============================

See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997


                                                                                              Victory
                                                Fidelity                       Templeton     Investment                    Marsh
                                                Magellan       Fidelity         Foreign       Quality         EB MaGIC     Stock
                                                  Fund        Contrafund         Fund        Bond Fund          Fund       Fund
                                             ---------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments (Note 3)        $ 2,055,776      $ 328,130      $ (72,282)      $ 85,008     $ 87,751   $1,419,136
    Interest                                            379             56             40            128           54        3,930
    Dividends                                             -              -        129,478        215,251            -      261,243
                                             ---------------------------------------------------------------------------------------
                                                  2,056,155        328,186         57,236        300,387       87,805    1,684,309
   Contributions:
    Employee                                      1,880,922        624,706        402,413        884,303      534,014    1,007,087
    Employer                                              -              -              -              -            -    1,010,789
                                             ---------------------------------------------------------------------------------------
                                                  1,880,922        624,706        402,413        884,303      534,014    2,017,876
                                             ---------------------------------------------------------------------------------------
      Total additions                             3,937,077        952,892        459,649      1,184,690      621,819    3,702,185

Deductions from net assets
   attributed to:
    Benefits paid to participants
      or their beneficiaries                        509,421         96,098         46,661        282,399      108,924      591,136
    Administrative expenses                               -              -              -              -            -       21,192
                                             ---------------------------------------------------------------------------------------
      Total deductions                              509,421         96,098         46,661        282,399      108,924      612,328
                                             ---------------------------------------------------------------------------------------

Net increase prior to interfund transfers         3,427,656        856,794        412,988        902,291      512,895    3,089,857
Transfers                                           (99,482)       310,458         (2,728)      (164,144)     (37,534)    (180,770)
                                             ---------------------------------------------------------------------------------------
Net increase (decrease)                           3,328,174      1,167,252        410,260        738,147      475,361    2,909,087

Net assets available for benefits:
   Beginning of year                              7,410,303      1,209,331        785,827      3,313,938    1,246,688    6,949,209
                                             ---------------------------------------------------------------------------------------
   End of year                                  $10,738,477     $2,376,583     $1,196,087     $4,052,085   $1,722,049   $9,858,296
                                             =======================================================================================




                                                Participant
                                                  Loans            Total
                                               ----------------------------
Additions to net assets attributed to:
   Investment income:
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments (Note 3)          $      -    $ 3,903,519
    Interest                                        45,916         50,503
    Dividends                                            -        605,972
                                               ---------------------------
                                                    45,916      4,559,994
   Contributions:
    Employee                                             -      5,333,445
    Employer                                             -      1,010,789
                                               ---------------------------
                                                         -      6,344,234
                                               ---------------------------
      Total additions                               45,916     10,904,228

Deductions from net assets
   attributed to:
    Benefits paid to participants
      or their beneficiaries                        38,483      1,673,122
    Administrative expenses                              -         21,192
                                               ---------------------------
      Total deductions                              38,483      1,694,314
                                               ---------------------------

Net increase prior to interfund transfers            7,433      9,209,914
Transfers                                          174,200              -
                                               ---------------------------
Net increase (decrease)                            181,633      9,209,914

Net assets available for benefits:
   Beginning of year                               452,400     21,367,696
                                               ---------------------------
   End of year                                    $634,033    $30,577,610
                                               ===========================



See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits,
                        with Fund Information (continued)

                          Year ended December 31, 1996


                                                                                    Victory                   Victory
                                            Fidelity                 Templeton    Investment                    Prime        Marsh
                                            Magellan     Fidelity     Foreign       Quality     EB MaGIC     Obligation      Stock
                                              Fund      Contrafund     Fund        Bond Fund      Fund          Fund         Fund
                                          ------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
      appreciation in fair value
      of investments (Note 3)               $  695,518    $  157,970    $ 75,004  $  (92,758)   $  48,607    $ 12,335    $ (305,435)
     Interest                                      937           133           9          89          130           2         3,753
     Dividends                                  35,444             -      18,612     174,813            -         105       209,265
                                          ------------------------------------------------------------------------------------------
                                               731,899       158,103      93,625      82,144       48,737      12,442       (92,417)
   Contributions:
     Employee                                1,790,537       341,354     256,299     884,034      290,267      93,907       928,737
     Employer                                        -             -           -           -            -           -       915,138
                                          ------------------------------------------------------------------------------------------
                                             1,790,537       341,354     256,299     884,034      290,267      93,907     1,843,875
                                          ------------------------------------------------------------------------------------------
      Total additions                        2,522,436       499,457     349,924     966,178      339,004     106,349     1,751,458

Deductions from net assets
   attributed to:
     Benefits paid to participants
      or their beneficiaries                   379,588        49,004      36,417     256,575       76,242      17,950       326,042
     Administrative expenses                     7,511           716           -           -            -           -        13,343
                                          ------------------------------------------------------------------------------------------
      Total deductions                         387,099        49,720      36,417     256,575       76,242      17,950       339,385
                                          ------------------------------------------------------------------------------------------

Net increase prior to interfund transfers    2,135,337       449,737     313,507     709,603      262,762      88,399     1,412,073
Transfers                                     (388,513)      308,301     118,110     (68,867)     983,926    (999,423)     (205,005)
                                          ------------------------------------------------------------------------------------------
Net increase (decrease)                      1,746,824       758,038     431,617     640,736    1,246,688    (911,024)    1,207,068

Net assets available for benefits:
   Beginning of year                         5,663,479       451,293     354,210   2,673,202            -     911,024     5,742,141
                                          ------------------------------------------------------------------------------------------
   End of year                              $7,410,303    $1,209,331    $785,827  $3,313,938   $1,246,688    $      -    $6,949,209
                                          ==========================================================================================



                                            Participant
                                               Loans         Total
                                          ---------------------------
Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
      appreciation in fair value
      of investments (Note 3)                 $      -   $   591,241
     Interest                                   26,181        31,234
     Dividends                                       -       438,239
                                          ---------------------------
                                                26,181     1,060,714
   Contributions:
     Employee                                        -     4,585,135
     Employer                                        -       915,138
                                          ---------------------------
                                                     -     5,500,273
                                          ---------------------------
      Total additions                           26,181     6,560,987

Deductions from net assets
   attributed to:
     Benefits paid to participants
      or their beneficiaries                    19,354     1,161,172
     Administrative expenses                         -        21,570
                                          ---------------------------
      Total deductions                          19,354     1,182,742
                                          ---------------------------

Net increase prior to interfund transfers        6,827     5,378,245
Transfers                                      251,471             -
                                          ---------------------------
Net increase (decrease)                        258,298     5,378,245

Net assets available for benefits:
   Beginning of year                           194,102    15,989,451
                                          ---------------------------
   End of year                                $452,400   $21,367,696
                                          ===========================



See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Marsh Supermarkets, Inc. 401(k) Plan was established by Marsh Supermarkets, Inc. (the "Company") to provide retirement benefits for participating eligible employees. The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Trust Company of Ohio, N.A. ("Key Trust").

The Plan is a defined contribution retirement plan covering all employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from 1 to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation) in the form of Company stock. The Plan also provides for an additional discretionary contribution determined by the Board of Directors of the Company; however, no discretionary contributions were made during 1997 or 1996.

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the funds is allocated daily to participants' accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

                      Marsh Supermarkets, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to these investment options:

         Fidelity Magellan Fund--Funds are invested in common stock and securities convertible into common stock of domestic, foreign and multi-national issuers that offer potential growth.

         Fidelity Contrafund--Funds are invested in equity securities of companies that are considered under-valued with the objective of obtaining capital appreciation.

         Templeton Foreign Fund--Funds are invested in stocks and debt obligations of companies and governments outside of the United States, with the objective of achieving long-term capital growth.

         Victory Investment Quality Bond Fund--Funds are invested in a broad portfolio of investment grade fixed income securities, including U.S. Treasuries, Federal Agency issues, corporate bonds, and asset-backed securities. The investment objective of the Fund is to seek total return with an emphasis on a high level of income.

         EB MaGIC Fund--Funds are primarily invested in a diversified portfolio of guaranteed investment contracts with various insurance companies. The investment objective of the Fund is to seek a reasonable level of income together with stability of principal. This Fund became available to participants on April 1, 1996.

         Marsh Stock Fund--Funds are invested in Class A Common Stock and Class B Common Stock of the Company.

                      Marsh Supermarkets, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

EXPENSES OF THE PLAN

Investment management fees reduce plan earnings. All other plan expenses are paid by the sponsor.

VESTING POLICY

Employer benefits are vested as follows:


                     Years of Service            Percentage Vested
                     ----------------            -----------------
                              1                          20
                              2                          40
                              3                          60
                              4                          80
                              5                         100


2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

USE OF ESTIMATES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts

                      Marsh Supermarkets, Inc. 401(k) Plan
reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Marsh Supermarkets, Inc. 401(k) Plan

3. INVESTMENTS

Investments held by the Plan at December 31 are presented in the following table. Investments that represent five percent or more of the Plan's net assets are separately identified.



                                                         1997              1996
                                                   --------------      ------------
  Investments at Fair Value as Determined
       by Quoted Market Price:
       Registered Investment Companies:
          Fidelity Magellan Fund                     $10,662,552       $ 7,351,236
          Fidelity Contrafund                          2,385,992         1,231,780
          Templeton Foreign Fund                       1,199,777           788,788
          Victory Investment Quality Bond Fund         4,023,375         3,300,441
                                                  ----------------------------------
                                                      18,271,696        12,672,245
       Common Stock:
          Marsh Class A Common Stock:
             312,694 and 265,837 shares                4,729,497         3,622,029
          Marsh Class B Common Stock:
             332,546 and 286,085 shares                4,905,053         3,254,217
                                                  ----------------------------------
                                                       9,634,550         6,876,246
       Common/Collective Trust:
          EB MaGIC Fund                                1,713,327         1,244,207

  Investments at Estimated Fair Value:
       Money market funds                                143,234            61,533
       Loans to participants                             634,033           452,400
                                                  ----------------------------------
                                                         777,267           513,933
                                                  ==================================
  Total investments at fair value                    $30,396,840       $21,306,631
                                                  ==================================


During 1997 and 1996 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table.



                                                         1997            1996
                                                  ---------------    ------------
  Investments at Fair Value as Determined
       by Quoted Market Price:
         Fidelity Magellan Fund                     $2,055,776         $695,518
         Fidelity Contrafund                           328,130          157,970
         Templeton Foreign Fund                        (72,282)          75,004
         Victory Investment Quality Bond Fund           85,008          (92,758)
         EB MaGIC Fund                                  87,751           48,607
         Marsh Stock Fund                            1,419,136           12,335


                      Marsh Supermarkets, Inc. 401(k) Plan


                                                             -         (305,435)
                                                  ================================
  Net change in fair value                          $3,903,519        $ 591,241
                                                  ================================

                      Marsh Supermarkets, Inc. 401(k) Plan

4. TAX STATUS

The Internal Revenue Service ruled on April 25, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. YEAR 2000 ISSUE (UNAUDITED)

The Company has reviewed its computer and other operating systems to identify those which could be affected by the "Year 2000" issue and is currently reprogramming those systems. Management believes that those changes will be made in a timely fashion and that the Year 2000 issue will not pose significant operational problems for the Plan. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant.

                                    SCHEDULES

                      Marsh Supermarkets, Inc. 401(k) Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                                                                              EIN Number:  35-0918179
                                                                                                    Plan Number:  004

                  (b)                                        (c)                             (d)              (e)
           Identity of Issue                      Description of Investment                  Cost           Market
----------------------------------------------------------------------------------------------------------------------
Shares of Registered Investment Companies:

Fidelity Magellan Fund                   766,621.245 shares                               $ 8,221,986     $10,662,552

Fidelity Contrafund                      159,335.966 shares                                 1,990,074       2,385,992

Templeton Foreign Fund                   120,580.618 shares                                 1,233,280       1,199,777

Victory Investment Quality Bond Fund     410,548.504 shares
                                                                                            3,954,554       4,023,375
                                                                                     ---------------------------------
                                                                                           15,399,894      18,271,696

Common/Collective Trust:

 EB MaGIC Fund*                          141,219.153 shares                                 1,594,930       1,713,327

Money Market Fund:

  Key Trust Company of Ohio, N.A.*       Employee Benefits Money Market Fund                  143,234         143,234

Common Stock:

  Marsh Supermarkets, Inc.*              312,694 shares of Class A Common Stock             3,930,021       4,729,497

  Marsh Supermarkets, Inc.*              332,546 shares of Class B Common Stock             3,924,010       4,905,053
                                                                                     ---------------------------------
                                                                                            7,854,031       9,634,550

  Loans to Participants                  Interest rates ranging from 8.25% to 10.0%                 -         634,033
                                                                                     =================================
                                                                                          $24,992,089     $30,396,840
                                                                                     =================================

* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1997


                                                                                                             EIN Number: 35-0918179
                                                                                                                  Plan Number:  004

          (a)                              (b)                         (c)          (d)          (g)           (h)           (i)
                                                                                                          Current Value
                                                                     Purchase      Selling     Cost of     of Asset on     Net Gain
 Identity of Party Involved        Description of Asset               Price        Price       Assets    Transaction Date  or (Loss)

Category (iii) - A series of transactions in excess of 5% of plan assets:
------------------------------------------------------------------------------------------------------------------------------------

Fidelity Investments      Fidelity Magellan Fund
                                Purchases                          $ 2,051,320   $       -   $ 2,051,320    $ 2,051,320    $      -
                                Sales                                        -     795,780       655,160        795,780     140,620

Fidelity Investments      Fidelity Contrafund
                                Purchases                            1,149,415           -     1,149,415      1,149,415           -
                                Sales                                        -     323,333       283,880        323,333      39,453

The Victory Portfolios    Victory Investment Quality Bond Fund
                                Purchases                            1,090,879           -     1,090,879      1,090,879           -
                                Sales                                        -     452,953       453,245        452,953        (292)

Key Trust Company of      Employee Benefits Money Market Fund
Ohio, N.A.                      Deposits                             2,515,954           -     2,515,954      2,515,954           -
                                Withdrawals                                  -   2,434,253     2,434,253      2,434,253           -


Information concerning (e) "Lease Rental" and (f) "Expense Incurred with Transaction" has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 1997.


12